CUSIP NO. 22662K207	Page 1 of 6

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

Crimson Exploration Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

22662K207

(CUSIP Number)

E. Joseph Grady

717 Texas Avenue, Suite 2900

Houston, Texas 77002

(Name, Address and Telephone Number of Person(s)

Authorized to Receive Notices and Communications)

July 15, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 6 Pages

CUSIP NO. 22662K207	Page 2 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON E. Joseph Grady
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER: 450,317 shares
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 0 shares
PERSON WITH	9	SOLE DISPOSITIVE POWER: 450,317 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,317 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.16% (1)
14	TYPE OF REPORTING PERSON* IN

(1) Based upon 38,516,658 shares of Common Stock outstanding as of December 22, 2009 (including approximately 0.6 million shares of restricted Common Stock to be issued to employees, including to the Reporting Person, pursuant to the Company’s performance-based long-term incentive plan and approximately 12.1 million shares of Common Stock underlying preferred stock that automatically converted to Common Stock on December 22, 2009).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 22662K207	Page 3 of 6

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements items 4, 5 and 6 contained in the Schedule 13D initially filed with the Securities and Exchange Commission on or about May 1, 2008 (the “Initial 13D”). Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial 13D. The Initial 13D is amended and supplemented as follows.

Item 4. Purpose of Transaction

This Amendment No. 3 is being filed due to the grant of restricted stock awards on July 15, 2009. The Reporting Person was awarded 89,799 shares of Common Stock under a restricted stock award agreement pursuant to the Company’s performance-based long-term incentive plan for calendar year 2008 (the “Awards”), although the shares of Common Stock have not yet been issued to the Reporting Person. Of these shares of Common Stock, 25% will vest on each of February 26, 2010, 2011, 2012 and 2013 should the Reporting Person remain an employee of the Company on the pertinent vesting date. The Awards were reported on a Form 4 of the Reporting Person filed on July 17, 2009, as well as in other Company filings.

Under the terms of the Awards, in the event of a change of control or termination by the Company without cause, the Reporting Person’s unvested shares of Common Stock will become fully vested. In the event of death or disability, the Reporting Person’s service date will be deemed extended through to the next anniversary date (unless otherwise provided for in an employment agreement with the Reporting Person).

The description contained in this Item 4 of the Awards is qualified in its entirety by reference to the full text of the foregoing, which is incorporated herein by reference and filed as an exhibit hereto.

This Amendment No. 3 is also being filed because the Reporting Person is no longer the beneficial owner, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, of more than five percent (5%) of the outstanding shares of Common Stock of the Company.

Item 5. Interest in Securities of Issuer

(a) and (b)         The Reporting Person may be deemed to beneficially own 450,317 shares of Common Stock, which includes 225,317 shares of Common Stock held directly received pursuant to restricted stock awards, including the Awards, and options to acquire 225,000 shares of Common Stock that have vested.

The Reporting Person’s current beneficial ownership represents approximately 1.16% of the shares of the Common Stock, based upon 38,516,658 shares of Common Stock issued and outstanding as of December 22, 2009 (including approximately 0.6 million shares of restricted Common Stock to be issued to employees, including to the Reporting Person, pursuant to the Company’s performance-based long-term incentive plan and approximately 12.1 million shares of Common Stock underlying preferred stock that automatically converted to Common Stock on December 22, 2009), plus 225,000 shares of Common Stock which may be received upon exercise of options beneficially owned by the Reporting Person. The Reporting Person has sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by him.

(c) The Reporting Person has not effected any transactions in shares of the Common Stock during the past 60 days from the filing date of this Amendment No. 3.

(e) On December 22, 2009, the Reporting Person ceased to be the beneficial owner of over 5% of the Company’s securities.

CUSIP NO. 22662K207	Page 4 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 4 for a description of the Awards. On or about December 7, 2009, the Reporting Person delivered a lockup agreement whereby he agreed not to (1) dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, (2) enter into any derivatives transaction that transfers to another any of the economic consequences of ownership of the Common Stock, (3) exercise any registration rights with respect to the registration of any shares of Common Stock or securities convertible, exercisable or exchangeable into any of the Company’s capital stock, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days from the date of the prospectus filed in connection with the Company’s registration statement on Form S-1 (Reg. No. 333-163277), subject to certain exceptions and extensions.

Item 7. Material to be Filed as Exhibits

99(a)	Lock-Up Letter Agreement (incorporated by reference to the form of Lock-Up Letter Agreement filed as Exhibit A to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed December 22, 2009).
99(b)

Form of Long Term Incentive Performance Plan Form of Restricted Stock Award Agreement for Executive Officers (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).

CUSIP NO. 22662K207	Page 5 of 6

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 30, 2009

/s/ E. Joseph Grady

E. Joseph Grady

CUSIP NO. 22662K207	Page 6 of 6

Exhibit Index

99(a)	Lock-Up Letter Agreement (incorporated by reference to the form of Lock-Up Letter Agreement filed as Exhibit A to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed December 22, 2009).
99(b)

Form of Long Term Incentive Performance Plan Form of Restricted Stock Award Agreement for Executive Officers (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).